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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

Commission File Number:  0-15850

                For the month of November (November 22, 2002)

                                 ANSELL LIMITED
                 (Translation of registrant's name into English)

        Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
                    (Address of principal executive offices)

              [Indicate by check mark whether the registrant files
                        or will file annual reports under
                          cover Form 20-F or Form 40-F]

                            Form 20-F  X   Form 40-F
                                      ---            ---

                [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
            also thereby furnishing the information to the Commission
                      pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934]

                                Yes       No  X
                                    ---      ---

     This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

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[Logo of Ansell]
                                            Ansell Limited
                                            A.B.N. 89 004 085 330
                                            Level 3, 678 Victoria Street
                                            Richmond, Victoria 3121, Australia

                                            GPO Box 772H Melbourne
                                            Victoria 3001, Australia

                                            Telephone (+613) 9270 7270
                                            Facsimile (+613) 9270 7300
                                            www.ansell.com

22 November 2002


                    Ansell sells its non-core investments in Pacific Marine Batteries and BT Equipment


Ansell Limited (ASX:ANN) (Ansell) today announced that it has sold its holdings in two non-core investments.

     . Ansell's investment in Pacific Marine Batteries Pty Ltd was sold to a consortium of private investors. Proceeds from the sale of this investment have been received in full.

     . Ansell's investment in BT Equipment Pty Ltd was sold to the majority owner of the business. Ansell received a deposit on signing and the balance will be paid on 31 January 2003.

Together, the proceeds from these divestments represent a premium to the total book value of Ansell's investments in these companies.

Ansell's Chairman, Dr Ed Tweddell said "The sale of Ansell's shareholding in Pacific Marine Batteries Pty Ltd and BT Equipment Pty Ltd is an important step in completing the transformation from a conglomerate to a single global business focused on protective products in a broad healthcare context."

Ansell will continue to manage its remaining non-core investments for either a satisfactory long-term return, or for an orderly exit at the appropriate time.

For further information, please contact:

David Graham
(03) 9270 7215

About Pacific Marine Batteries Pty Ltd
--------------------------------------

Pacific Marine Batteries Pty Ltd is a joint venture that was owned by Ansell (50%) and Varta AG (50%). It is the sole supplier of submarine batteries for the Collins Class submarines operated by the Royal Australian Navy and is located in Adelaide, South Australia.

About BT Equipment Pty Ltd
--------------------------

BT Equipment Pty Ltd is a joint venture with Tat Hong Holdings Limited of Singapore. The business has a number of franchises for earth-moving equipment and construction equipment. It has offices Australia wide.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ANSELL LIMITED
                                                   (Registrant)



                                           By:     /s/ DAVID M. GRAHAM
                                                   ---------------------------

                                           Name:   DAVID M. GRAHAM
                                                   ---------------------------

                                           Title:  GROUP TREASURER
                                                   ---------------------------

Date:  November 22, 2002